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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   FORM 10-SB

                                  AMENDMENT 2

                        GENERAL FORM FOR REGISTRATION OF
                      SECURITIES OF SMALL BUSINESS ISSUERS
            Under Section 12(b) or (g) of the Securities Act of 1934


                               KNOX NURSERY, INC.
                               ------------------
                 (Name of Small Business issuer in its charter)


           FLORIDA                                              59-1787808
           -------                                              ----------
(State or other jurisdiction of                               (IRS Employer
 incorporation or organization)                             Identification No.)


                 4349 N. HIAWASSEE ROAD, ORLANDO, FLORIDA 32818
                 ----------------------------------------------
                    (Address of principal executive offices)


                                 (407) 293-3721
                                 --------------
                          (Issuer's telephone number)


Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class                   Name of each exchange on which registered
-------------------                   -----------------------------------------
       NONE                                              NONE


Securities registered or to be registered pursuant to Section 12(g) of the Act:

                    COMMON STOCK, $0.001 PAR VALUE PER SHARE
                    ----------------------------------------
                                (Title of Class)


On June 30, 1999 the Registrant had outstanding 11,605,000 shares of Common Stock, par value $0.001 per share.



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

                              KNOX NURSERY, INC.



MANAGEMENT'S STATEMENT ON THE SEPTEMBER 30, 1999 FINANCIALS

The accompanying unaudited financial statements have been prepared in accordance with the instructions to SEC Form 10-SB. In the opinion of the Company, all adjustments and information necessary for a fair presentation have been included. Operating results for the nine months ended September 30, 1999 are not necessarily indicative of the results that may be expected for the year ended December 31, 1999. The unaudited financial statements should be read in conjunction with the audited financial statements for the year December 31, 1999.

                               KNOX NURSERY, INC.

                                 BALANCE SHEETS

                           September 30, 1999 & 1998


                                                          1999              1998
                                                       -----------       -----------

                          ASSETS

Current assets:
     Cash and cash equivalents                         $   151,798       $   505,736
     Trade accounts receivable                             345,201           300,584
     Inventories                                           979,419           542,671
     Prepaid expenses                                        2,055             2,937
     Note receivable                                         1,694            40,067
     Deposits                                               46,665             3,358
                                                       -----------       -----------

                       Total current assets              1,526,832         1,395,353

Investment in cooperative bank                              10,478            13,591
                                                       -----------       -----------
                       Total investments                    10,478            13,591

Property and equipment                                   9,502,858         9,075,054
      Less accumulated depreciation/amortization        (3,438,372)       (2,741,820)

                       Net property and equipment        6,064,486         6,333,234

Deferred loan issuance fees, net of amortization            77,353            56,239
                                                       -----------       -----------

                                                       $ 7,679,149       $ 7,798,417

       LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
     Current installment of long-term debt                 316,000       $   268,000
     Accounts payable                                      478,512           236,955
     Accrued expenses                                      268,003           218,979
                                                       -----------       -----------

                       Total current liabilities         1,062,515           723,934

Long-term debt, excluding current installments           4,457,561         4,096,404
Due to stockholders                                         95,000           250,000
Deferred tax liability                                     364,753           511,778
                                                       -----------       -----------

                       Total liabilities                 5,979,829         5,582,116

Stockholders' equity
     Common stock                                           11,605            11,605
     Additional paid-in capital                          1,184,670         1,190,608
     Retained earnings                                     517,510         1,014,088
     Treasury stock                                        (14,465)                0
                                                       -----------       -----------

                       Total stockholders' equity        1,699,320         2,216,301
                                                       -----------       -----------

                                                       $ 7,679,149       $ 7,798,417


See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                            STATEMENTS OF OPERATIONS

              For the nine months ended September 30, 1999 & 1998


                                                     1999              1998
                                                 -----------       -----------

Sales                                            $ 4,707,105       $ 4,514,311
Cost of Sales                                      3,235,350         3,046,533
                                                 -----------       -----------

               Gross Profit                        1,471,755         1,467,778

Operating expenses                                 1,505,548         1,279,055
                                                 -----------       -----------

               Operating income                      (33,793)          188,723

Other income (expense):
  Interest expense                                  (294,529)         (322,154)
  Interest and dividend income                           287             6,670
  Other                                               (6,004)           77,669
                                                 -----------       -----------

               Total other income (expense)         (300,246)         (237,815)
                                                 -----------       -----------

               Net loss                          ($  334,039)      ($   49,092)



















See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                            STATEMENTS OF OPERATIONS

              For the nine months ended September 30, 1999 & 1998


                                                           Nine months ended September 30:                    Variance
                                                 ------------------------------------------------      ---------------------
                                                                Per Cent                   Per Cent     Increase/(Decrease)
                                                    1999        of Sales      1998         of Sales    Amount       Per Cent
                                                 ---------        ----      ---------        ----      -------      --------

Sales:
     Plug Division                             $ 3,031,567        64.4%   $ 3,071,826        68.0%   ($ 40,259)       (1.3%)
     Finished Product Division                   1,675,538        35.6%     1,442,485        32.0%     233,053        16.2%
                                                 ---------        ----      ---------        ----      -------


                  Total Sales                    4,707,105       100.0%     4,514,311       100.0%     192,794         4.3%

Cost of sales:
     Plugs                                       2,008,790        66.3%     2,006,188        65.3%       2,602         0.1%
     Finished Products                           1,226,560        73.2%     1,040,345        72.1%     186,215        17.9%
                                                 ---------                  ---------                  -------

                 Total Cost of Sales             3,235,350        68.7%     3,046,533        67.5%     188,817         6.2%
                                                 ---------        ----      ---------        ----      -------

Gross profit                                     1,471,755        31.3%     1,467,778        32.5%       3,977         0.3%

Operating expenses
     Advertising                                   168,219         3.6%        15,361         0.3%     152,858       995.1%
     Amortization                                   11,771         0.3%        11,771         0.3%           0         0.0%
     Bad debt                                        9,000         0.2%        15,000         0.3%      (6,000)      (40.0%)
     Computer                                        8,458         0.2%         8,524         0.2%         (66)       (0.8%)
     Consulting fees                                 9,891         0.2%        10,133         0.2%        (242)       (2.4%)
     Depreciation                                  510,750        10.9%       495,000        11.0%      15,750         3.2%
     Employee welfare                               26,857         0.6%        23,500         0.5%       3,357        14.3%
     Equipment lease                                82,759         1.8%        82,759         1.8%           0         0.0%
     Gas & oil                                      22,974         0.5%        13,779         0.3%       9,195        66.7%
     Insurance                                     143,407         3.0%       122,527         2.7%      20,880        17.0%
     Interest                                      294,529         6.3%       322,154         7.1%     (27,625)       (8.6%)
     Legal and accounting                           31,397         0.7%        39,220         0.9%      (7,823)       (2.4%)
     Miscellaneous                                   8,171         0.2%         5,772         0.1%       2,399         6.1%
     Office supplies and postage                    12,040         0.3%        12,143         0.3%        (103)       (0.8%)
     Payroll taxes                                 123,211         2.6%       109,104         2.4%      14,107        12.9%
     Propane and natural gas                        15,426         0.3%        23,188         0.5%      (7,762)      (33.5%)
     Salaries - office                             187,729         4.0%       164,614         3.6%      23,115        14.0%
     Taxes, licenses, and fees                       5,672         0.1%        21,141         0.5%     (15,469)      (73.2%)
     Telephone                                      39,270         0.8%        39,310         0.9%         (40)       (0.1%)
     Trash removal                                  12,804         0.3%         7,672         0.2%       5,132        66.9%
     Travel and entertainment                       16,775         0.4%        12,125         0.3%       4,650        38.4%
     Utilities                                      58,967         1.3%        46,412         1.0%      12,555        27.1%
                                                 ---------        ----      ---------        ----      -------

             Total operating expense             1,800,077        38.2%     1,601,209        35.5%     198,868        12.4%
                                                 ---------        ----      ---------        ----      -------

Operating income (loss)                           (328,322)       (7.0%)     (133,431)       (3.0%)   (194,891)      146.1%

             Other income (expense)                 (5,717)       (0.1%)       84,339         1.9%     (90,056)     (106.8%)
                                                 ---------        ----      ---------        ----      -------

             Net profit before income taxes    ($  334,039)       (7.1%)  ($   49,092)       (1.1%)  ($284,947)      580.4%


See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

                  For the years ended December 31, 1998 & 1997

                      Nine months ended September 30, 1999

                                                  ADDITIONAL
                                       COMMON       PAID-IN        RETAINED       TREASURY
                                        STOCK       CAPITAL        EARNINGS        STOCK          TOTAL
                                       -------    -----------     -----------     --------     -----------

Balances, December 31, 1996            $   500    $   218,900     $ 2,197,305      $     0     $ 2,416,705

Increase of authorized common stock      7,500         (7,500)                           0

Issuance of common stock                   200         94,800                                       95,000

Net loss                                                           (1,134,127)                  (1,134,127)
                                       -------    -----------     -----------     --------     -----------

Balances, December 31, 1997              8,200        306,200       1,063,178            0       1,377,578

Issuance of common stock                 3,405        884,408               0            0         887,813

Purchase of treasury stock                   0              0               0      (25,403)        (25,403)

Sale of treasury stock                       0         (5,938)              0       10,938           5,000

Net income (loss)                            0              0        (211,629)           0        (211,629)
                                       -------    -----------     -----------     --------     -----------

Balances, December 31, 1998            $11,605    $ 1,184,670     $   851,549     ($14,465)    $ 2,033,359

Issuance of common stock                     0              0               0            0               0

Purchase of treasury stock                   0              0               0            0               0

Net income (loss)                            0              0        (334,039)           0        (334,039)
                                       -------    -----------     -----------     --------     -----------

Balances, September 30, 1999           $11,605    $ 1,184,670     $   517,510     ($14,465)    $ 1,699,320






See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                            STATEMENT OF CASH FLOWS

              For the nine months ended September 30, 1999 & 1998


                                                                1999            1998
                                                              ---------       ---------

Increase in cash and cash equivalents:

Cash flows from operating activities:
    Net income                                                ($334,039)      ($ 49,092)
    Adjustments to reconcile net income to cash
      provided by operating activities:
         Depreciation and amortization                          522,521         506,771
         Cash provided by (used for) changes in:
            Trade accounts receivable                             7,768         130,798
            Inventories                                               0         350,664
            Refundable income taxes                                   0          91,294
            Prepaid expenses                                     13,327          12,852
            Deposits                                            (44,157)         (1,000)
            Accounts payable                                    (16,029)       (744,254)
            Accrued expenses and other liabilities              103,360         (30,453)
                                                              ---------       ---------

               Net cash provided by operating activities        252,751         267,580

Cash flows from investing activities:
    Purchase of property and equipment                         (409,838)        (46,541)
               Net cash used in investing activities           (409,838)        (46,541)

Cash flows from financing activities:
    Proceeds from issuance of stock                                   0         887,813
    Repayment of long-term debt                                (324,568)       (812,217)
    Proceeds from long-term borrowings                          700,000               0
    Proceeds from investment in bank                              3,113               0
    Net increase (decrease) in due to stockholders             (155,000)        165,000
    Loan issuance fees                                          (38,005)              0
                                                              ---------       ---------

               Net cash provided by financing activities        185,540         240,596
                                                              ---------       ---------

               Net change in cash and cash equivalents           28,453         461,635

Cash and cash equivalents at beginning of year                  123,345          44,101
                                                              ---------       ---------

Cash and cash equivalents at September 30                      $151,798       $ 505,736



See accompanying notes to financial statements.

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           September 30, 1999 & 1998

(1)  Summary of Significant Accounting Policies

     (a) Description of Business

         Knox Nursery, Inc. is located in Central Florida and has two operating divisions: 1) the Finished Products Division, with sales of 4 inch annuals to wholesalers, landscapers, and large final-use customers located primarily in Central Florida, and 2) the Plug Division, with sales of seedling annuals (plugs) to brokers and other nurseries located throughout the United States.

     (b) Inventories

         Inventories of plants, seeds and supplies are stated at the lower of cost (first-in, first-out) or market.

     (c) Property and Equipment

         Property and equipment are stated at cost. Assets are depreciated by the straight-line and accelerated methods over the estimated useful lives of the individual assets.

     (d) Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

         General business credits which include investment tax credits and job credits are accounted for as a reduction of income tax liability in the year realized.

     (e) Cash Equivalents

         Cash equivalents represent short-term, highly liquid commercial paper readily convertible to cash and with an original maturity of three months or less.

     (f) Investment in Cooperative Bank

         Investment in cooperative bank is carried at cost increased for the amount of patronage refund certificates and patrons' equity allocated, less distribution received.

     (g) Use of Estimates

         Management of the Company has made certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from these estimates.

                                                                    (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           September 30, 1999 & 1998


(2)  Inventories

     Inventories at September 30, 1999 and 1998 consisted of the following:


                                                1999          1998
                                              --------      --------

                  Work in process             $835,480      $425,000
                  Materials and supplies       143,939       117,671
                                              --------      --------

                                              $979,419      $542,671



(3)  Property, Plant and Equipment

     Property, plant and equipment at September 30, 1999 and 1998 consist of the following:

                                                                 1999            1998
                                                              ----------      ----------

                  Land                                        $  272,169      $  272,169
                  Buildings and improvements                   6,828,313       6,806,255
                  Machinery and equipment                      1,579,799       1,527,852
                  Automotive equipment                           304,294         259,732
                  Office furniture and equipment                 201,598         185,483
                  Construction in process                        316,685          23,563
                                                              ----------      ----------

                                                               9,502,858       9,075,054

                       Less accumulated depreciation          (3,438,372)     (2,741,820)
                                                              ----------      ----------


                       Net property, plant and equipment      $6,064,486      $6,333,234









                                                                    (Continued)

                               KNOX NURSERY, INC.

                         Notes to Financial Statements

                           September 30, 1999 & 1998

(4)  Long-term Debt

     Long-term debt consists of the following at September 30, 1999 and 1998:


                                                                             1999           1998
                                                                          ----------      ----------

     NationsBank:
           Construction loan ($4,500,000 limit) with interest fixed
           at 7.5%, principal and interest due in level monthly
           payments based on a 15-year amortization with a final
           balloon payment of all unpaid principal and accrued
           interest on May 8, 2002. Loan is collateralized by land,
           buildings and improvements                                     $3,995,232      $4,215,832

           Commercial loan ($160,000 limit) with interest at a fixed
           rate of 7.5%, due in 59 equal monthly installments ending
           May 8, 2001. Loan is collateralized by land, buildings
           and improvements                                                   57,562         100,579

           Commercial loan ($200,000 limit) with interest at a fixed
           rate of 7.5%, due in 36 equal monthly installments ending
           February 5, 2000. Loan is collateralized by land,
           buildings and improvements                                         24,825         112,790

           Commercial loan ($300,000 limit) with interest at a fixed
           rate of 8.5%, due in 60 equal monthly installments ending
           August 25, 2004. Loan is collateralized by land, buildings
           and improvements                                                  295,942               0

           Credit line loan ($600,000 limit) with interest equal to
           the prime rate plus 1%. Line of credit renews annually
           with similar terms and rates. Loan is collateralized by
           land, buildings and improvements                                  400,000               0
                                                                          ----------      ----------
                                                                           4,773,561       4,429,201
                      Less current installments                              316,000         268,000
                                                                          ----------      ----------

           Long-term debt, excluding current installments                  $4,457,561      $4,161,201



Aggregate principal maturities for the years subsequent to September 30, 1999 are as follows:


                             1999 (9 months)      $  148,652
                             2000                    243,601
                             2001                    233,338
                             2002                  3,532,581
                                                  ----------

                                                  $4,158,172

                                                                    (Continued)

                               KNOX NURSERY, INC.

                         NOTES TO FINANCIAL STATEMENTS

                           September 30, 1999 & 1998

(5)  Leases

     The Company leases certain production equipment under lease agreements classified as operating leases. Future minimum lease payments under non-cancelable operating leases (with initial or remaining lease terms in excess of one year) as of September 30, 1999 are:


                             Year ended December 31,

                             1999 (nine months)     $ 27,693
                             2000                    117,843
                             2001                     90,843
                                                     -------

                             Total                  $236,379


     Rent expense for the nine months ended September 30, 1999 and 1998 was $82,759.

(6)  Income Taxes

     No income tax expense provision is necessary for the nine months ended September 30, 1999 or 1998. Based on management's assessment of financial projections for the remainder of the year, the Company will finish 1999 with a net operating loss, as it did in 1998.

(7)  Profit Sharing Plan

     The Company has established a voluntary employee savings plan, 401(k), available to all employees who meet certain eligibility requirements. The plan provides for a matching by the Company of the employee's contribution to the plan not to exceed certain specified limits. During the nine months ended September 30, 1999 and 1998, total Company contributions to the plan were $ and $14,196, respectively.


(8)  Common Stock

     The Articles of Incorporation authorize the Company to issue 50,000,000 shares, of which 40,000,000 are to be common and provides for the issuance of 10,000,000 preferred shares, both with a par value of $.001 per share. At June 30, 1999, 11,605,000 shares of common stock were issued and outstanding.

(9)  Contingencies

     In the normal course of business, the Company is subject to certain obligations and litigation. Management, after consultation with counsel, intends to vigorously defend its positions and is of the opinion that the ultimate resolution of such matters will not have a material adverse effect on the Company's financial position or results of operation.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                          KNOX NURSERY, INC.



                                          By: /s/ Bruce R. Knox
                                             ---------------------------------
                                             Bruce R. Knox, President

Date: December 9, 1999